UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 29th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about April 28, 2004

Item 3. Press Release

April 28, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Oil and Gas Explorer Austral Pacific Updates Cheal-A3X Progress

Wellington, New Zealand – April 28, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that during the last 24 hours, the Cheal-A3X well has intersected sandstones equivalent to those which flow oil and gas in the adjacent Cheal-1 well.

Item 5. Full Description of Material Change

Oil and Gas Explorer Austral Pacific Updates Cheal-A3X Progress

Wellington, New Zealand – April 28, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that during the last 24 hours, the Cheal-A3X well has intersected sandstones equivalent to those which flow oil and gas in the adjacent Cheal-1 well.

Oil and gas shows have been observed over approximately a 40m (120 feet) interval of Cheal-A3X.

These appear to compare favourably with those observed over a shorter interval corresponding to the established pay sands interval in Cheal-1; and were encountered at a depth some 20m (60 feet) shallower than in Cheal-1.

The significance of these shows cannot be assessed until electric logs are run in the well, after it reaches its target depth at 1900m (6,200 feet) along hole. At the present time, the down-hole drilling assembly is being changed, in preparation for drilling ahead to the Mt Messenger target, which is expected to lie 2-300m (600 feet) below present depth of 1500m (5,000 feet) along hole.

Assuming drilling progress proceeds as expected, electric logs will be run this coming weekend. Average flows of 50 barrels of oil and 0.5 million cubic feet of gas per day were achieved from Cheal-1 during a one month production test in October/November 2003.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada)

+644 476 2529 (New Zealand)

Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 28, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Oil and Gas Explorer Austral Pacific Updates Cheal-A3X Progress

Wellington, New Zealand – April 28, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd advises that during the last 24 hours, the Cheal-A3X well has intersected sandstones equivalent to those which flow oil and gas in the adjacent Cheal-1 well.

Oil and gas shows have been observed over approximately a 40m (120 feet) interval of Cheal-A3X.

These appear to compare favourably with those observed over a shorter interval corresponding to the established pay sands interval in Cheal-1; and were encountered at a depth some 20m (60 feet) shallower than in Cheal-1.

The significance of these shows cannot be assessed until electric logs are run in the well, after it reaches its target depth at 1900m (6,200 feet) along hole. At the present time, the down-hole drilling assembly is being changed, in preparation for drilling ahead to the Mt Messenger target, which is expected to lie 2-300m (600 feet) below present depth of 1500m (5,000 feet) along hole.

Assuming drilling progress proceeds as expected, electric logs will be run this coming weekend. Average flows of 50 barrels of oil and 0.5 million cubic feet of gas per day were achieved from Cheal-1 during a one month production test in October/November 2003.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada)

+644 476 2529 (New Zealand)

Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.